EXHIBIT (a)(1)(iv)

[NWY LETTERHEAD]

June 1, 2009

Dear New York & Company Associate,

I am pleased to announce the commencement of the New York & Company Stock Option Exchange Program (the “Option Exchange Program”).  This Option Exchange Program will give you the opportunity to exchange certain “out-of-the-money” stock options you currently hold for new stock options to purchase fewer shares at a lower per share exercise price. We offer stock options to motivate and reward associates by enabling you to benefit from increases in the price of New York & Company common stock. When stock options are “out-of-the-money,” their motivational and retention value is diminished.  Since we value the significant contributions that you make to the organization, we are initiating the Option Exchange Program in an effort to restore some of the value to our stock option program.

Enclosed with this mailing are:

•                 An offering memorandum, which contains detailed information about the Option Exchange Program,

•                 A highlights brochure, which gives an overview of the Option Exchange Program, and

•                 A personalized election form, which contains information about your specific stock options that are eligible for exchange in the Option Exchange Program.

The decision to participate in the Option Exchange Program is voluntary, and I encourage you to review the enclosed materials and consult with your personal financial and tax advisors.  I am pleased the Company’s board of directors has offered you this choice, subject to stockholder approval at the Company’s 2009 Annual Meeting, and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

Any questions regarding the Option Exchange Program may be directed to the New York & Company Option Exchange Program hotline at (212) 884-2644 or sent via e-mail to OptionExchange@nyandcompany.com. As always, thank you for your continued hard work and dedication.

/s/Richard P. Crystal
Richard P. Crystal
Chairman and Chief Executive Officer

The Option Exchange Program materials contain important information for associates, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Option Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at  www.sec.gov.

Eligible associates may obtain, free of charge, a written copy of the offering memorandum and other materials by calling New York & Company, Inc. at (212)884-2644 or sending an e-mail to OptionExchange@nyandcompany.com.